JDA Software Group, Inc. 14400 N. 87th Street Scottsdale, Arizona 85260 www.jda.com

+1.480.308.3460 main
+1.480.308.4268 fax
August 18, 2010
VIA EDGAR
Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5720

Re:	Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 16, 2010 File No. 000-27876
Dear Mr. Gilmore:
This letter responds to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 4, 2010, to JDA Software Group, Inc. (the “Company”, “we” or “us”) regarding our Form 10-K for the Fiscal Year Ended December 31, 2009, Filed March 16, 2010, File No. 000-27876 (the “Form 10-K”).
This letter sets forth each comment of the Staff in bold and italics (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss), page 63
Staff’s Comment:
1.	We note the column titled, “Deferred Stock Compensation” in your Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss). We also note on page 84 that you record deferred compensation related to the issuance of performance share awards. Tell us why you continue to record deferred compensation related to the issuance of your share-based compensation awards and refer to the accounting literature you are relying on. In this regard, we note in your 2006 Form 10-K you adopted the provisions of SFAS 123R effective January 1, 2006 using the modified prospective method. In accordance with paragraph 74 of SFAS 123R, under the modified prospective method, any unearned or deferred compensation (contra-equity accounts) related to earlier awards shall be eliminated against the appropriate equity accounts; however, upon adoption, you continued to present deferred compensation related to prior awards in your financial statements. Please advise.

Patrick Gilmore
United States Securities and Exchange Commission
August 18, 2010
Page Two
Company Response:
As noted above, the Company adopted the provisions of SFAS 123R effective January 1, 2006 using the modified prospective method. Prior to the adoption of SFAS 123R, we accounted for stock-based compensation in accordance in SFAS 123, Accounting for Stock-Based Compensation, and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, and as permitted therein, we elected to continue to apply the provisions of APB No. 25, Accounting for Stock Issued to Employees, and to account for stock-based compensation using the intrinsic value method. Under the intrinsic value method, we recognized no compensation cost for our employee stock options and purchases under our employee stock purchase plan; however, pro forma disclosures were made on a quarterly and annual basis of net income (loss) and net income (loss) per common share for these equity instruments as if the fair-value method defined in SFAS 123 had been applied.
SFAS 123R provided guidance for the transitional accounting to be followed upon adoption of the modified prospective method, namely, (i) that the compensation cost for the non-vested portion of awards outstanding at the date of adoption should be recognized based on the previously estimated grant-date fair value and the same attribution method used for recognition or pro forma disclosures under SFAS 123, (ii) that there should be disclosed the total compensation cost related to non-vested awards not yet recognized as of the latest balance sheet presented and the weighted average period over which it is expected to be recognized, and (iii) that any unearned or deferred compensation (contra-equity accounts) related to these earlier awards should be eliminated against the appropriate equity accounts.
All of the prescribed transitional accounting was followed with the exception of item (iii) above. As of December 31, 2005, we had $725,000 of deferred compensation recorded as a contra-equity account with the related credit recorded in additional paid-in capital. The $725,000 balance was immaterial to our balance sheet, represented less than 1% of additional paid-in capital and, if the entry prescribed in item (iii) above had been made, it would have had no impact on our total reported equity balance. Accordingly, a decision was made upon adoption of SFAS 123R to retain the deferred revenue contra-equity account as we believed it met the requirements of item (ii) above and, together with the additional weighted average amortization periods described in the footnotes in our Form 10-K, provided the most clear indication to readers of our financial statements of the amount and timing of unearned compensation still to be recognized. We have continued to present deferred compensation as a contra-equity account for the grant date fair value of all unearned compensation related to stock-based awards granted since the adoption of SFAS 123R.
SFAS 123R does not specifically address the accounting presentation of deferred compensation on awards that are issued subsequent to adoption. As a result, we believe a divergence in practice has developed with respect to the use of contra-equity accounts. In fact, the following table that appeared in the AICPA publication, 2009 Accounting Trends and Techniques (sixty third edition), shows this divergence and, although the use of contra-equity accounts such as deferred or unearned compensation has declined dramatically from 2005 to 2008, such accounts have remained in use. Since SFAS 123R does not specify the required accounting presentation for deferred compensation and there continues to

Patrick Gilmore
United States Securities and Exchange Commission
August 18, 2010
Page Three
be a divergence in practice, we believe it is appropriate to maintain our current presentation of deferred compensation as a contra-equity account for consistency and comparability.
TABLE 2-42: OTHER STOCKHOLDERS’ EQUITY ACCOUNTS

	Number of Entities
	2008	2007	2006	2005
Warrants	21	25	19	21
Unearned compensation	20	30	73	230
Guarantees of ESOP debt	13	18	16	20
Employee benefit trusts	13	13	19	19
Receivables from sale of stock	5	6	9	14
2008 based on 500 entities surveyed; 2005–2007 based on 600 entities surveyed.
Note 1. Summary of Significant Accounting Policies
Revenue Recognition , page 68
Staff’s Comment:
2.	We note your disclosure that you established vendor-specific objective evidence of the fair value for maintenance based on the price customers will be required to pay when it is sold separately, which is typically the renewal rate. We also note your disclosure on page 18 that customers are increasingly seeking to reduce their maintenance fees. Clarify whether you have accepted or negotiated a reduced renewal rate for maintenance services for any of your customers when compared to the renewal rate stated in their initial contract, and if so, please explain how you determined you can reasonably estimate the fair value of your maintenance arrangements including how you determined that your renewal rates are substantive. Additionally, please provide us with the range of typical renewal rates stated in your initial contracts and tell us what percentage of your customers actually renewed maintenance at these stated rates.

Patrick Gilmore
United States Securities and Exchange Commission
August 18, 2010
Page Four
Company Response:
As disclosed in our 2009 Annual Report on Form 10-K, maintenance services are separately priced and stated in our arrangements. Standard maintenance services include on-line support, access to our solution centers via telephone and through web interfaces, comprehensive error diagnosis and correction, and the right to receive unspecified upgrades and enhancements, when and if we make them generally available (“standard support”). Our software arrangements typically provide customers with quotes for one or more annual maintenance periods, each with a fixed annual maintenance rate (value) that is billed on a monthly, quarterly or annual basis with the revenue initially deferred, if appropriate, and recognized ratably over the maintenance period. The majority of our software arrangements also contain automatic renewal clauses that extend maintenance services for additional, consecutive annual renewal periods, unless canceled by either party on 90 days’ written notice prior to the beginning of the next renewal period. For each renewal period, the initial contractual maintenance rate remains in place (i.e., the annual initial contractual maintenance rate is not reduced) and a consumer price index (“CPI”) charge, not to exceed 5% of the prior year’s maintenance fee, may be applied.
Vendor specific objective evidence (“VSOE”) for maintenance services is the price customers will be required to pay when it is sold separately, which is typically the renewal rate. We calculate maintenance fees based on a percentage of the related net software license fee. The annual rates for standard support contracts typically range from 18% to 22% for most of our software applications. These rates apply when standard support is sold as part of a software arrangement or on a stand-alone basis (i.e., renewals). We also offer extended maintenance services that include 24/7 coverage (“extended support”) for an additional 3% of the related net software license fee and a reduced level of maintenance services that only includes rights to upgrades and enhancements (“upgrade-only support”) for 10% of the related net software license fee.
We test actual renewal rates against the standard support range and/or the price of extended or upgrade-only support by comparing the annual renewal values against the original contractual terms. The results of our testing indicate that substantially all of our customers who renew maintenance do so at the quoted rates stated in their initial contracts for standard support, extended support or upgrade-only support. We have noted in our testing that some customers have chosen to either increase or decrease the level of their maintenance services (for example, when a customer decides to upgrade to extended support from standard support or when a customer decreases its maintenance services from standard support to upgrade-only support). In those cases, however, the pricing of the extended support or upgrade-only support has been consistent with our established pricing policies.
As a matter of policy, we do not discount our maintenance services. The passage referred to in the Risk Factors on page 18 of our Form 10-K under the risk “Economic, political and market conditions can adversely affect our revenue and profitability” was not intended to mean, nor do we believe it implies, that we routinely discounted our maintenance services during the global economic crisis in late 2008 and into 2009. Rather, this passage was meant to describe the risks the Company faced if a further worsening or protracted extension of the adverse conditions resulted in increased maintenance attrition above the

Patrick Gilmore
United States Securities and Exchange Commission
August 18, 2010
Page Five
already elevated levels experienced during the economic crisis. Attrition in this instance is the loss of maintenance paying customers (for example, when a customer decides to drop maintenance services for economic or other reasons, when a customer ceases operations or when a customer replaces the Company’s application with a competitor’s products) and not the result of reduced revenue resulting from discounts provided on continuing maintenance services.
Note 17. Income Taxes, Page 89
Staff’s Comment:
3.	We note your disclosure that the increase in the “changes in estimate and foreign statutory rates” line item from 2007 to 2008 in your rate reconciliation is due to additional liabilities related to uncertain tax positions, settlement of IRS examinations and the true-up of previously estimated deferred tax assets. Please provide us with the specific details and amounts that make up the $2,582,000 adjustment in your 2008 rate reconciliation related to this line item.
Company Response:
The $2,582,000 noted above is made up of the following components discussed in greater detail below:

IRS Adjustment to R&D Credit Carryforward	$(895,522)
IRS Adjustment to FTC Carryforwards	(195,359)
Adjustment of Various Deferred/Payable Balances	2,882,976

Net Payable/Receivable/Deferred True up	$1,792,095
2007 Return to Provision True-up	7,337
2006 IRS Exam settlement (10.10.08)*	274,475
FTC Change in estimate sale on UK building*	521,582
Rounding	(13,131)

Net Adjustment	$2,582,358 **

Patrick Gilmore
United States Securities and Exchange Commission
August 18, 2010
Page Six

*	These items were identified as a change in estimate and therefore are not included in the SAB 108 analysis performed by the Company and described herein.

**	This amount includes $1,786,301 in cumulative inadvertent errors, as described herein.
Following is an explanation of each of the items included in the $2,582,000 adjustment1:
(a)	IRS Adjustment to Research and Development Tax Credit Carryforward
During 2008, the IRS completed its examination of the Company’s U.S. Federal income tax return for the year ended December 31, 2006. As a result of this audit, the IRS determined that the Company was entitled to an additional $895,522 of general business credits related to prior year research and development credits. The IRS represented that since the Company had been under continuous audit, none of the amended returns, including the 2004 amended return previously filed by the Company, were processed.
Since this item related to several prior years, the amount was treated as a correction of a prior year error for purposes of assessing misstatement of deferreds. Please see the section below entitled “Adjustment to Various Deferred/Payable Balances”.
(b)	IRS Adjustment to Foreign Tax Credit Carryforwards
During 2008, the IRS completed its examination of the Company’s U.S. Federal income tax return for the year ended December 31, 2006. As a result of this audit, the Internal Revenue Service determined the Company was entitled to an additional $195,359 of foreign tax credits as of December 31, 2006. Please see the section below entitled “Adjustment to Various Deferred/Payable Balances”.

[1]	In addition to the $1,786,301 in cumulative inadvertent errors discussed in this letter, the Company made two additional adjustments in 2008 that were included in its financial statements for that year:
•	India tax holiday. During 2008, the Company became aware that it had not been timely filing its India income tax returns for several prior years. As a result, the Company determined that its qualification for the India tax holiday for the tax years ended March 31, 2007 and March 31, 2008 may be challenged by the relevant tax authorities. The tax exposure identified in 2008, including interest and penalties, of $315,546 relates to the tax year ended March 31, 2007. The additional tax, interest and penalties for the tax year ended March 31, 2008 was properly recorded in 2008.

•	Interest rate swap. The Company entered into an interest rate swap to fix LIBOR at a set rate as required under its term loan entered into in July 2006. The interest rate swap was designated a cash flow hedge derivative. The Company did not complete the documentation of the interest rate swap prior to execution of the swap agreement. Hedge accounting is not allowable until documentation is in place. Therefore, the Company incurred an unrealized loss on the interest rate swap of $328,841 ($201,547, net of tax) between the date of the agreement and the proper designation of hedge accounting in 2006. This adjustment was recorded in 2008 when the swap was settled and the related debt was paid off.

Patrick Gilmore
United States Securities and Exchange Commission
August 18, 2010
Page Seven
(c)	Adjustment of Various Deferred/Payable Balances
During 2008, the Company performed a review of its income tax payable and receivable balances. After reviewing the returns and the amounts recorded as payables for various worldwide jurisdictions, it was determined that the Company had recorded excess income taxes receivable in prior periods in the amount of $2,882,976. To correct for this error, the Company recorded a detriment to the provision for this amount, in order to reflect a correct income tax receivable balance in its financial statements for the period ended December 31, 2008. This adjustment was partially a result of the IRS foreign tax credit and research and development credit carryforward adjustments described above. The Company believed it had a receivable balance, however when the IRS adjusted the credit carryforwards, it required the Company to update its receivable balance at the same time.
(d)	2007 Return to Provision True-up
In 2008, after the Company filed its 2007 U.S. return, it performed an analysis and compared the 2007 U.S. provision to the 2007 return and trued up its income tax balances to be in accordance with how the 2007 U.S. return was filed. The amount to true up the 2007 provision to return was $7,337.
(e)	2006 IRS Exam settlement
Prior to 2008, the Company did not have enough documentation to record a benefit or support the amount of tax basis of certain Manugistics intangibles. These intangibles had a carryover basis from the Manugistics acquisition which occurred in 2006. During 2008, the IRS agent determined the Company was entitled to “some” tax basis amortization deduction as a result of the intangible assets acquired from Manugistics, Inc. The agent requested documentation related to the carryover basis of Manugistics, Inc. tax basis intangibles. The Company and the IRS worked to put together documentation which led to an allowable amortization deduction on the 2006 return in the amount of $710,697. The Company believes that this issue was settled and the tax affected amount of $274,475 was appropriately recorded in the 2008 tax year as it resulted from settlement with the U.S. taxing authorities in that period, and therefore it is not considered an error. Since the Company’s documentation of the proper amount of the basis was insufficient, a benefit was not recognized prior to the settlement with the IRS.
(f)	FTC Change in estimate sale on UK building
This $521,582 represents the change in estimate of foreign tax credit from the sale of a building in the United Kingdom (“UK”). The building was owned by a UK entity that was disregarded for US income tax purposes. The gain from the sale of the building was recorded on the U.S. income tax return and a subsequent foreign tax credit was allowed related to the tax paid in the UK on the sale of the building. The Company made its original estimate of the amount of foreign tax credit based on the amount of gain calculated at the time of the provision. In 2008, the 2007 UK tax liability calculation was finalized using updated amounts of tax basis, depreciation, capital allowances and other items and costs related to the sale. The amount of foreign tax credit related to this item was adjusted to reflect the final amount paid to

Patrick Gilmore
United States Securities and Exchange Commission
August 18, 2010
Page Eight
the UK taxing authorities. This item is considered a change in estimate since it reflects the finalization of the UK tax estimates within the period.
(g)	Rounding
A rounding error was made in the amount of ($13,131). This is an unidentified amount and therefore considered an error.
SAB 108 and SAB 99 — Quantitative and Qualitative Analysis
The Company, including senior management and the Company’s audit committee, has concluded that the cumulative dollar amount of the errors at issue — $1,786,301 out of the $2,582,358 adjustment— that were corrected in the Company’s December 31, 2008 financial statements, were not material, did not result in material misstatements, either individually or in the aggregate, to the Company’s December 31, 2008 and 2007 financial statements, and that no restatement of the Company’s financial statements was necessary. In reaching this conclusion, the Company and its audit committee considered relevant quantitative and qualitative factors in accordance with Staff Accounting Bulletin No. 108 (“SAB 108”) and Staff Accounting Bulletin No. 99 (“SAB 99”).
Quantitative Analysis
SAB 108 requires that companies evaluate whether a misstatement is material based on the higher result of the “rollover” method and the “iron curtain” method. Under the “rollover” method, also known as the “current period” or “income statement” method, the misstatement error is quantified as the amount by which the current year income statement is misstated. The “iron curtain” method, also known as the “cumulative” or “balance sheet” method, quantifies the error as the cumulative amount by which the current year balance sheet is misstated. The Company reviewed the quantitative impact of the correction of the inadvertent errors as compared to the Company’s income statements using the “iron curtain” method in 2007 since the misstatements were corrected in 2008. For the 2008 income statement the Company used the “rollover” method since there were no iron curtain adjustments at the end of 2008.
The table below compares, on a quantitative basis, the cumulative amount of the errors at issue — $1,786,301 — to the Company’s current assets, stockholder’s equity, revenue, operating income, net income and diluted EPS for 2007 and 2008:

			Percentage Change in Line
2007	As Reported:	As Adjusted for Errors:	Item Represented by Errors:
Current Assets	$194.5 million	$192.7 million	0.9%
Stockholders’ Equity	$335.8 million	$334.0 million	0.5%
Revenue	$373.6 million	$373.6 million	0.0%
Operating Income	$48.8 million	$48.8 million	0.0%
Net Income	$26.5 million	$24.7 million	-6.8%
Diluted EPS	$0.76	$0.71	-6.8%

Patrick Gilmore
United States Securities and Exchange Commission
August 18, 2010
Page Nine

			Percentage Change in Line
2008	As Reported	As Adjusted for Errors:	Item Represented by Errors:
Current Assets	$149.5 million	$151.3 million	1.2%
Stockholders’ Equity	$341.5 million	$343.3 million	0.5%
Revenue	$390.3 million	$390.3 million	0.0%
Operating Income	$ 20.3 million	$ 20.3 million	0.0%
Net Income	$ 3.1 million	$ 4.9 million	58.5%
Net Income adjusted for failed i2 acquisition costs	$ 21.9 million	$ 23.7 million	8.2%
Diluted EPS	$ 0.09	$ 0.14	58.5%
The table below compares, on a quantitative basis, the cumulative amount of the errors at issue — $1,786,301 – to the Company’s Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted EPS for 2007 and 2008”:

			Percentage Change in Line
2007	As Reported:	As Adjusted for Errors:	Item Represented by Errors
Adjusted EBITDA(1)	$ 88.7 million	$ 88.7 million	0.0%
Adjusted Net Income(2)	$ 46.1 million	$ 46.1 million	0.0%
Adjusted Diluted EPS(3)	$ 1.33	$ 1.33	0.0%

			Percentage Change in Line
2008(4)	As Reported:	As Adjusted for Errors:	Item Represented by Errors:
Adjusted EBITDA(1)	$ 97.4 million	$ 97.4 million	0.0%
Adjusted Net Income(2)	$ 51.8 million	$ 51.8 million	0.0%
Adjusted Diluted EPS(3)	$ 1.47	$ 1.47	0.0%

(1)	Adjusted EBITDA is defined as EBITDA (net income (loss) before interest expense, income tax provision (benefit), depreciation and amortization) adjusted for (i) restructuring charges, (ii) share-based compensation, (iii) acquisition-related costs, (iv) interest income and other non-operating income (expense), and (v) other significant non-routine operating income and expense items that may be incurred from time-to-time.

(2)	Adjusted Net Income is defined as income (loss) before income taxes adjusted for (i) restructuring charges, (ii) share-based compensation, (iii) acquisition-related costs, (iv) interest income and other non-operating income (expense), and (v) other significant non-routine operating income and expense items that may be incurred from time-to-time. Income tax expense is recorded at the statutory rate.

(3)	Adjusted Diluted EPS is defined as earnings per share (net income (loss) divided by the weighted average shares outstanding during the period) adjusted for (i) amortization, (ii) restructuring charges, (iii) share-based compensation, (iv) acquisition-related costs and (v) other significant non-routine operating and non-operating income (expense) items that may be incurred from time-to-time. Income tax expense is recorded at the statutory rate.

(4)	For 2008, Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted EPS included add backs of $30.4 million to EBITDA, net income and diluted EPS, respectively, for one-time cash charges associated with break fees paid in connection with the termination of the Company’s 2008 acquisition agreement with i2 Technologies that was precipitated by the Company’s inability to secure financing as the fall 2008 worldwide economic and lending crisis unfolded.

Patrick Gilmore
United States Securities and Exchange Commission
August 18, 2010
Page Ten
Qualitative Analysis
While the misstatements resulting from the cumulative amount of the errors at issue may be viewed as quantitatively material in 2007 and 2008 with respect to the Company’s net income and diluted EPS, the Company believes that they are not qualitatively material. Key factors to the Company’ in reaching this conclusion include:
•	the fact that Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS, none of which are affected by these adjustments, are the primary metrics upon which the Company’s overall performance is evaluated by investors, analysts, and management;

•	the fact that both the Company’s annual management cash bonus plan and its stock-based incentive compensation programs for its executive officers and certain other members of its management are based upon Adjusted EBITDA targets and were not affected by the adjustments at issue;

•	the fact that certain financial covenants in the Company’s current credit agreement are based on Adjusted EBITDA and are not affected by the adjustments at issue; and

•	the fact that these adjustments relate solely to the income tax provision and are not pervasive to the financial statements and were not the result of actions taken by income tax authorities.
Furthermore, since the misstatements resulting from the inadvertent errors noted above that were corrected in the Company’s December 31, 2008 financial statements represented non-cash adjustments to the Company’s income tax expense, the Company’s operating cash flow and liquidity were also not effected, and the Company’s financial statements beyond December 31, 2008 were not affected as the balance sheet was materially correct as of this date.
Additional qualitative factors may cause misstatements of quantitatively small amounts to be material or, conversely quantitatively large amounts to be considered not material. SAB 99 gives several examples of these qualitative factors that the Company considered and evaluated as set forth below:

SAB 99 Qualitative Considerations	JDA Software Group, Inc.’s Application to the Cumulative Amount of Errors at Issue

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The errors arose from items that were both precisely identified and others that were not. However, after correcting the errors that were not precisely identified, the financial statements are materially correct.

Patrick Gilmore
United States Securities and Exchange Commission
August 18, 2010
Page Eleven

SAB 99 Qualitative Considerations	JDA Software Group, Inc.’s Application to the Cumulative Amount of Errors at Issue

Whether the misstatement masks a change in earnings or other trends.	The errors did not mask a change in Adjusted EBITDA, Adjusted Net Income or earnings trends for any of the periods.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	The Company and analysts focus on Adjusted EBITDA or Adjusted Net Income, and the errors did not affect Adjusted EBITDA or adjusted Net Income.

Whether the misstatement changes a loss into income or vice versa.	The errors did not change net income into loss, or vice versa, in any period.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	The errors did not impact income from operations, so it did not impact the reported results of segments.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	The Company has no regulatory requirements that would be/have been impacted by the correction.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	The errors did not affect the Company’s compliance with loan covenants or other contractual requirements.

Whether the misstatement has the effect of increasing management’s compensation, for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	The errors did not impact Adjusted EBITDA which is the key metric that impacts compensation of management.

Patrick Gilmore
United States Securities and Exchange Commission
August 18, 2010
Page Twelve

SAB 99 Qualitative Considerations	JDA Software Group, Inc.’s Application to the Cumulative Amount of Errors at Issue

Whether the misstatement involves concealment of an unlawful transaction.	The errors did not involve concealment of an unlawful transaction. These were inadvertent errors that were discovered by the Company. Moreover, the Company’s general counsel, in cooperation with the Company’s audit committee, conducted an investigation of certain of the errors and determined that there was no evidence of intentional wrongdoing by any executive officer of the Company.

Whether the misstatement affects cash flow.	The errors did not affect the Company’s cash flows.

Based on the foregoing, the Company does not believe that the adjustments in question, when considered in the context of the analyses described above, are material to the 2007 and 2008 financial statements, as a reasonable investor would not be significantly influenced by them.
As specifically requested by the Staff, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Patrick Gilmore
United States Securities and Exchange Commission
August 18, 2010
Page Thirteen
We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please direct them to me at (480) 308-3460.
Sincerely,

G. Michael Bridge
Senior Vice President, General Counsel
cc: Pete Hathaway, JDA Software Group, Inc.